SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2014
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Vice President and
Chief Financial Officer

Date: May 14, 2014

List of materials

Documents attached hereto:

i) Press release announcing Consolidated Financial Results for the fiscal year ended March 31, 2014.

1-7-1 Konan, Minato-ku Tokyo 108-0075 Japan

News & Information

No. 14-049E
3:00 P.M. JST, May 14, 2014

Consolidated Financial Results
for the Fiscal Year Ended March 31, 2014

Tokyo, May 14, 2014 -- Sony Corporation today announced its consolidated financial results for the fiscal year ended March 31, 2014 (April 1, 2013 to March 31, 2014).

	(Billions of yen, millions of U.S. dollars, except per share amounts)
	Fiscal year ended March 31
	2013	2014	Change in yen	2014*

Sales and operating revenue	¥6,795.5	¥7,767.3	+14.3%	$75,410
Operating income	226.5	26.5	-88.3	257
Income before income taxes	242.1	25.7	-89.4	250
Net income (loss) attributable to Sony Corporation’s stockholders	41.5	(128.4)	-	(1,246)
Net income (loss) attributable to Sony Corporation’s stockholders per share of common stock:
- Basic	¥41.32	¥(124.99)	-	$(1.21)
- Diluted	38.79	(124.99)	-	(1.21)

*	U.S. dollar amounts have been translated from yen, for convenience only, at the rate of 103 yen = 1 U.S. dollar, the approximate Tokyo foreign exchange market rate as of March 31, 2014.

All amounts are presented on the basis of Generally Accepted Accounting Principles in the U.S. (“U.S. GAAP”).

Certain figures for the fiscal year ended March 31, 2013 have been revised from the versions previously disclosed.  For further details, please see Note 5 on page F-18.

The average foreign exchange rates during the fiscal years ended March 31, 2013 and 2014 are presented below.

	Fiscal year ended March 31
	2013	2014	Change
The average rate of yen
1 U.S. dollar	¥83.1	¥100.2	17.1%	(yen depreciation)
1 Euro	107.2	134.4	20.3	(yen depreciation)

Consolidated Results for the Fiscal Year Ended March 31, 2014

Sales and operating revenue (“sales”) were 7,767.3 billion yen (75,410 million U.S. dollars), an increase of 14.3% compared to the previous fiscal year (“year-on-year”).  This increase was primarily due to the favorable impact of foreign exchange rates, the launch of the PlayStation®4 (PS4™), as well as a significant increase in sales of smartphones.  On a constant currency basis, sales decreased 2% year-on-year.  For further details about sales on a constant currency basis, see Note on page 11.

Operating income decreased 200.0 billion yen year-on-year to 26.5 billion yen (257 million U.S. dollars).  This significant decrease was primarily due to a year-on-year decrease in gains on the sale of assets and remeasurement gains (see below), a recording of 91.7 billion yen (890 million U.S. dollars) in losses related to the PC business, including restructuring charges, compared to 38.6 billion yen in PC business-related losses recorded in the previous fiscal year, and a recording of impairment charges in the battery business and in the disc manufacturing business.

This decrease was partially offset by the favorable impact of foreign exchange rates, a significant improvement in operating results in the mobile phone business and a significant decrease in loss in Televisions.

Of the 91.7 billion yen (890 million U.S. dollars) in losses related to the PC business in the current fiscal year, 58.3 billion yen (566 million U.S. dollars) were costs related to the decision to exit the business, of which 45.5 billion yen (442 million U.S. dollars) was recorded in the Mobile Products & Communications (“MP&C”) segment and 12.8 billion yen (124 million U.S. dollars) was recorded in Corporate and elimination.  The 12.8 billion yen (124 million U.S. dollars) represents restructuring costs related to reducing the scale of sales companies resulting from Sony’s exit from the PC business.  Of the 58.3 billion yen (566 million U.S. dollars), 40.9 billion yen (397 million U.S. dollars) was recognized as restructuring charges, and the remaining 17.4 billion yen (169 million U.S. dollars) was an expense primarily for the write-down of excess components in inventory.  The following table provides a reconciliation of the PC business operating loss.

(Billions of yen, millions of U.S. dollars)
Fiscal year ended March 31 2014
	MP&C	Corporate and elimination	Consolidated total	Consolidated total
i. Impairment of long-lived assets	¥12.8	¥-	¥12.8	$124
ii. Expenses to compensate suppliers for unused components	8.0	-	8.0	78
iii. Early retirement costs etc.	7.3	12.8	20.1	195
(I) Restructuring charges (i + ii + iii)	28.1	12.8	40.9	397
(II) Write-down of excess components in inventory etc.	17.4	-	17.4	169
PC exit costs (I+II)	45.5	12.8	58.3	566
Operating loss excluding exit cost	(33.3)	-	(33.3)	(323)
Total PC Operating Loss	¥(78.8)	¥(12.8)	¥(91.7)	$(890)

Included in operating income in the current fiscal year was a gain of 12.8 billion yen (124 million U.S. dollars) from the sale of certain shares of M3, Inc. (“M3”).  Included in operating income in the previous fiscal year were a gain of 122.2 billion yen from the sale of certain shares of M3 and the subsequent remeasurement of Sony’s remaining interest in M3, formerly a consolidated subsidiary, in All Other, a gain of 691 million U.S. dollars (65.5 billion yen) from the sale of Sony’s U.S. headquarters building at 550 Madison Avenue in New York City (“Sony’s U.S. headquarters building”), a gain of 42.3 billion yen from the sale of the “Sony City Osaki” office building and premises (“Sony City Osaki”) in Tokyo in Corporate and elimination, and a gain of 9.1 billion yen recognized on the sale of the chemical products related business in the Devices segment.

Total impairment charges of 86.0 billion yen (835 million U.S. dollars) in the current fiscal year includes a 32.1 billion yen (312 million U.S. dollars) impairment charge related to long-lived assets in the battery business in the Devices segment, a 25.6 billion yen (249 million U.S. dollars) impairment charge related to long-lived assets in the disc manufacturing business outside of Japan and the U.S. and goodwill across the entire disc manufacturing business in All Other, and a 12.8 billion yen (124 million U.S. dollars) impairment charge related to long-lived assets in the PC business in the MP&C segment.

Restructuring charges, net, increased 3.1 billion yen year-on-year to 80.6 billion yen (782 million U.S. dollars).  The charges in the current fiscal year were primarily related to restructuring initiatives in the PC business and at Sony’s headquarters and sales companies.  Restructuring charges related to Sony’s exit from the PC business were 40.9 billion yen (397 million U.S. dollars), which includes 12.8 billion yen (124 million U.S. dollars) in impairment charges for long-lived assets in the PC business, 12.8 billion yen (124 million U.S. dollars) in restructuring charges related to reducing the scale of sales companies resulting from Sony’s exit from the PC business, 8.0 billion yen (78 million U.S. dollars) of expenses to compensate suppliers for unused components reflecting the termination of future manufacturing and 7.3 billion yen (71 million U.S. dollars) primarily in early retirement costs.

Operating income for the current fiscal year included a net benefit of 11.9 billion yen (116 million U.S. dollars) from insurance recoveries related to damages and losses incurred from the floods in Thailand (the “Floods”), which took place in the fiscal year ended March 31, 2012.  Operating results for the previous fiscal year included a net benefit of 40.0 billion yen from the above-mentioned insurance recoveries.

Equity in net loss of affiliated companies, recorded within operating income, increased 0.4 billion yen year-on-year to 7.4 billion yen (72 million U.S. dollars).

The net effect of other income and expenses was an expense of 0.8 billion yen (7 million U.S. dollars), compared to income of 15.6 billion yen in the previous fiscal year.  This change was primarily due to a decrease in gain on the sale of securities investments, partially offset by a decrease in interest expense.  Sales of securities investments in the current fiscal year include a gain of 7.4 billion yen (72 million U.S. dollars) from the sale of Sony’s shares in Sky Perfect JSAT Holdings Inc., which were sold in December 2013.  Sales of securities investments in the previous fiscal year included a gain of 40.9 billion yen from the sale of Sony’s shares in DeNA Co., Ltd. (“DeNA”), which were sold in March 2013.

Income before income taxes decreased 216.3 billion yen year-on-year to 25.7 billion yen (250 million U.S. dollars).

Income taxes: During the current fiscal year, Sony recorded 94.6 billion yen (918 million U.S. dollars) of income tax expense, and Sony’s effective tax rate exceeded the Japanese statutory tax rate.  During the current fiscal year, Sony Corporation and certain of its subsidiaries which had established valuation allowances incurred losses and, as such, Sony continued to not recognize the associated tax benefits, although this was partially offset by the recording of certain tax benefits associated with the impact of gains in other comprehensive income.  Sony also recorded additional tax reserves during the current fiscal year.

Net loss attributable to Sony Corporation’s stockholders, which excludes net income attributable to noncontrolling interests, was 128.4 billion yen (1,246 million U.S. dollars) compared to net income of 41.5 billion yen in the previous fiscal year.

Operating Performance Highlights by Business Segment

“Sales and operating revenue” in each business segment represents sales and operating revenue recorded before intersegment transactions are eliminated.  “Operating income (loss)” in each business segment represents operating income (loss) reported before intersegment transactions are eliminated and excludes unallocated corporate expenses.

Mobile Products & Communications (MP&C)

	(Billions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
	2013	2014	Change in yen	2014
Sales and operating revenue	¥1,257.6	¥1,630.1	+29.6%	$15,826
Operating loss	(97.2)	(75.0)	-	(729)

The MP&C segment includes the Mobile Communications and Personal and Mobile Products categories.  Mobile Communications includes mobile phones; Personal and Mobile Products includes personal computers.

Sales increased 29.6% year-on-year (a 6% increase on a constant currency basis) to 1,630.1 billion yen (15,826 million U.S. dollars).  This significant increase was primarily due to a significant increase in unit sales of smartphones and an increase in the average selling price of smartphones as well as the favorable impact of foreign exchange rates, partially offset by a significant decrease in unit sales of PCs.

Operating loss decreased 22.1 billion yen year-on-year to 75.0 billion yen (729 million U.S. dollars).  This significant decrease in loss year-on-year was primarily due to a significant improvement in the operating results of the mobile phone business, resulting in the recording of a profit, partially offset by an increase in restructuring charges and increased operating losses in the PC business.

PC operating losses, including restructuring charges, in the MP&C segment were 78.8 billion yen (765 million U.S. dollars), compared to a loss of 38.6 billion yen in the previous fiscal year.  Of the 78.8 billion yen (765 million U.S. dollars) in operating losses, 45.5 billion yen (442 million U.S. dollars) was for costs related to Sony’s decision to exit the PC business.  Of the 45.5 billion yen (442 million U.S. dollars), 28.1 billion yen (273 million U.S. dollars) was recognized as restructuring charges and the remaining 17.4 billion yen (169 million U.S. dollars) was an expense primarily for the write-down of excess components in inventory.

During the current fiscal year, restructuring charges, net, for the MP&C segment increased 26.6 billion yen year-on-year to 32.5 billion yen (315 million U.S. dollars).  Of the 32.5 billion yen (315 million U.S. dollars), 28.1 billion yen (273 million U.S. dollars) was related to the PC business.  This 28.1 billion yen (273 million U.S. dollars) includes a 12.8 billion yen (124 million U.S. dollars) impairment for long-lived assets, an 8.0 billion yen (78 million U.S. dollars) expense to compensate suppliers for unused components reflecting the termination of future manufacturing and 7.3 billion yen (71 million U.S. dollars) primarily in early retirement costs.

Game

	(Billions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
	2013	2014	Change in yen	2014
Sales and operating revenue	¥707.1	¥979.2	+38.5%	$9,507
Operating income (loss)	1.7	(8.1)	-	(78)

Sales increased 38.5% year-on-year (a 16% increase on a constant currency basis) to 979.2 billion yen (9,507 million U.S. dollars).  This significant increase was primarily due to the launch of the PS4 as well as the favorable impact of foreign exchange rates.  PlayStation®3 (“PS3”) hardware unit sales decreased, although PS3 software sales increased.

Operating loss of 8.1 billion yen (78 million U.S. dollars) was recorded, compared to operating income of 1.7 billion yen in the previous fiscal year.  This year-on-year deterioration was primarily due to an increase in costs related to the launch of the PS4 as well as the recording of a 6.2 billion yen (60 million U.S. dollars) write-off of certain PC game software titles sold by Sony Online Entertainment LLC, partially offset by the above-mentioned increase in sales.

Imaging Products & Solutions (IP&S)

	(Billions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
	2013	2014	Change in yen	2014
Sales and operating revenue	¥756.2	¥741.2	-2.0%	$7,196
Operating income	1.4	26.3	+1,725.7	256

The IP&S segment includes the Digital Imaging Products and Professional Solutions categories.  Digital Imaging Products includes compact digital cameras, video cameras and interchangeable single-lens cameras; Professional Solutions includes broadcast- and professional-use products.  Due to certain changes in the organizational structure, sales and operating revenue and operating income (loss) of the IP&S segment of the comparable prior period have been reclassified to conform to the current presentation.

Sales decreased 2.0% year-on-year (a 16% decrease on a constant currency basis) to 741.2 billion yen (7,196 million U.S. dollars).  This decrease was primarily due to a significant decrease in unit sales of compact digital cameras and video cameras reflecting a contraction of these markets, partially offset by the favorable impact of foreign exchange rates during the current fiscal year.

Operating income increased 24.9 billion yen year-on-year to 26.3 billion yen (256 million U.S. dollars).  This significant increase year-on-year was mainly due to the favorable impact of foreign exchange rates and a decrease in restructuring charges, partially offset by the above-mentioned decrease in sales of video cameras.  During the current fiscal year, restructuring charges, net, decreased 9.5 billion yen year-on-year to 3.4 billion yen (33 million U.S. dollars).

Home Entertainment & Sound (HE&S)

	(Billions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
	2013	2014	Change in yen	2014
Sales and operating revenue	¥994.8	¥1,168.6	+17.5%	$11,345
Operating loss	(84.3)	(25.5)	-	(248)

The HE&S segment includes the Televisions and Audio and Video categories.  Televisions includes LCD televisions; Audio and Video includes home audio, Blu-ray DiscTM players and recorders and memory-based portable audio devices.

Sales increased 17.5% year-on-year (a 2% decrease on a constant currency basis) to 1,168.6 billion yen (11,345 million U.S. dollars).  This significant increase was primarily due to the favorable impact of foreign exchange rates and an improvement in LCD television product mix reflecting the introduction of high value-added models.

Operating loss decreased 58.8 billion yen year-on-year to 25.5 billion yen (248 million U.S. dollars).  This improvement was primarily due to an improvement in LCD television product mix and cost reductions.  During the current fiscal year, restructuring charges, net, decreased 10.8 billion yen year-on-year to 1.6 billion yen (15 million U.S. dollars).

In Televisions, sales increased 29.7% year-on-year to 754.3 billion yen (7,323 million U.S. dollars).  Operating loss* decreased 43.9 billion yen year-on-year to 25.7 billion yen (250 million U.S. dollars).

*	The operating loss in Televisions excludes restructuring charges, which are included in the overall segment results and are not allocated to product categories.

Devices

	(Billions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
	2013	2014	Change in yen	2014
Sales and operating revenue	¥848.6	¥794.2	-6.4%	$7,711
Operating income (loss)	43.9	(13.0)	-	(126)

The Devices segment includes the Semiconductors and Components categories.  Semiconductors includes image sensors; Components includes batteries, recording media and data recording systems.

Sales decreased 6.4% year-on-year (a 19% decrease on a constant currency basis) to 794.2 billion yen (7,711 million U.S. dollars).  This decrease was primarily due to a decrease in sales of system LSIs primarily used for PS3s and the absence of sales from the chemical products related business in the current fiscal year, partially offset by the favorable impact of foreign exchange rates and a significant increase in sales of image sensors reflecting higher demand for mobile products.  Sales to external customers increased 0.9% year-on-year.

Operating loss of 13.0 billion yen (126 million U.S. dollars) was recorded, compared to operating income of 43.9 billion yen in the previous fiscal year.  This significant deterioration in operating results was primarily due to the recording of a 32.1 billion yen (312 million U.S. dollars) impairment charge related to long-lived assets in the battery business as well as a lower net benefit in the current fiscal year from insurance recoveries related to damages and losses incurred from the Floods.  During the current fiscal year, restructuring charges, net, decreased 10.2 billion yen to 8.9 billion yen (87 million U.S. dollars) year-on-year.

*    *    *    *    *

Total inventory of the five Electronics* segments above as of March 31, 2014 was 642.9 billion yen (6,242 million U.S. dollars), an increase of 16.4 billion yen, or 2.6% year-on-year.  This increase was primarily due to the impact of the depreciation of the yen.  Inventory decreased by 102.4 billion yen, or 13.7% compared with the level as of December 31, 2013.

* The term “Electronics” refers to the sum of the MP&C, Game, IP&S, HE&S and Devices segments.

*    *    *    *    *

Pictures

	(Billions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
	2013	2014	Change in yen	2014
Sales and operating revenue	¥732.7	¥829.6	+13.2%	$8,054
Operating income	47.8	51.6	+8.0	501

Starting from the second quarter ended September 30, 2013, the disclosure for sales to external customers for the Pictures segment has been expanded into the following three categories: Motion Pictures, Television Productions, and Media Networks.  Motion Pictures includes the production, acquisition and distribution of motion pictures; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television and digital networks.  For further details, see page F-8.

The results presented in Pictures are a yen-translation of the results of Sony Pictures Entertainment (“SPE”), a U.S.-based operation that aggregates the results of its worldwide subsidiaries on a U.S. dollar basis.  Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results is specified as being on “a U.S. dollar basis.”

Sales increased 13.2% year-on-year (a 6% decrease on a constant currency (U.S. dollar) basis) to 829.6 billion yen (8,054 million U.S. dollars) due to the favorable impact of the depreciation of the yen against the U.S. dollar.  On a U.S. dollar basis, sales for Motion Pictures decreased significantly year-on-year due to lower theatrical and home entertainment revenues as the previous fiscal year benefitted from the strong performances of Skyfall, The Amazing Spider-Man and Men in Black 3 as well as a greater number of home entertainment releases.  On a U.S. dollar basis, sales for Television Productions increased significantly year-on-year primarily due to the extension and expansion in scope of a licensing agreement for game shows produced by SPE, including Wheel of Fortune, and higher home entertainment and subscription video on demand (“SVOD”) revenues for the U.S. television series Breaking Bad.  On a U.S. dollar basis, Media Networks revenues were also higher than the previous fiscal year due to an increase in advertising and digital game revenues.

Operating income increased 3.8 billion yen year-on-year to 51.6 billion yen (501 million U.S. dollars) primarily due to the favorable impact of the depreciation of the yen against the U.S. dollar.  On a U.S. dollar basis, operating income decreased year-on-year.  This decrease was primarily due to the lower Motion Pictures sales noted above and higher restructuring charges incurred during the current fiscal year.  The current fiscal year’s operating results also reflect the underperformance of White House Down and After Earth.  These lower results were partially offset by the higher sales for Television Productions noted above and a gain of 106 million U.S. dollars (10.3 billion yen) recognized on the sale of SPE’s music publishing catalog in the current fiscal year.

Music

	(Billions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
	2013	2014	Change in yen	2014
Sales and operating revenue	¥441.7	¥503.3	+13.9%	$4,886
Operating income	37.2	50.2	+34.9	487

Starting from the second quarter ended September 30, 2013, the disclosure for sales to external customers for the Music segment has been expanded into the following three categories: Recorded Music, Music Publishing and Visual Media and Platform.  Recorded Music includes the distribution of physical and digital recorded music and revenue derived from artists’ live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes various service offerings for music and visual products and the production and distribution of animation titles.  For further details, see page F-8.

The results presented in Music include the yen-translated results of Sony Music Entertainment (“SME”), a U.S.-based operation which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis, the results of Sony Music Entertainment (Japan) Inc., a Japan-based music company which aggregates its results in yen, and the yen-translated consolidated results of Sony/ATV Music Publishing LLC (“Sony/ATV”), a 50% owned U.S.-based joint venture in the music publishing business which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis.

Sales increased 13.9% year-on-year (essentially flat on a constant currency basis) to 503.3 billion yen (4,886 million U.S. dollars) primarily due to the favorable impact of the depreciation of the yen against the U.S. dollar.  On a constant currency basis, Recorded Music sales decreased primarily due to a contraction of the Japanese music market, partially offset by an increase in digital revenue and the strong performances of a number of releases in most regions excluding Japan.  However, Music Publishing and Visual Media and Platform sales increased, resulting in overall segment sales being essentially flat year-on-year.  Best-selling titles in the current fiscal year included One Direction’s Midnight Memories, Daft Punk’s Random Access Memories, Beyoncé’s BEYONCÉ and Miley Cyrus’ Bangerz.

Operating income increased 13.0 billion yen year-on-year to 50.2 billion yen (487 million U.S. dollars).  This increase was primarily due to an improvement in equity in net income (loss) from affiliated companies, mainly EMI Music Publishing, the favorable impact of the depreciation of the yen against the U.S. dollar and a decrease in restructuring charges.

Financial Services

	(Billions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
	2013	2014	Change in yen	2014
Financial services revenue	¥1,002.4	¥993.8	-0.9%	$9,649
Operating income	142.2	170.3	+19.7	1,653

The Financial Services segment results include Sony Financial Holdings Inc. (“SFH”) and SFH’s consolidated subsidiaries such as Sony Life Insurance Co., Ltd. (“Sony Life”), Sony Assurance Inc. and Sony Bank Inc. (“Sony Bank”).  The results of Sony Life discussed in the Financial Services segment differ from the results that SFH and Sony Life disclose separately on a Japanese statutory basis.

Certain figures for the fiscal year ended March 31, 2013 have been revised from the versions previously disclosed.  For details, please see Note 5 on page F-18.

Financial services revenue decreased 0.9% year-on-year to 993.8 billion yen (9,649 million U.S. dollars) due to a decrease in revenue at Sony Life being essentially offset by a significant increase in revenue at Sony Bank primarily reflecting an improvement in foreign exchange gains and losses on foreign currency-denominated customer deposits.  Revenue at Sony Life decreased 3.7% year-on-year to 882.4 billion yen (8,567 million U.S. dollars).  This decrease was due to a change in the product mix of new insurance policies, in which the initial payment of insurance premiums, such as for lump-sum payment endowment insurance, is deferred as deposits payable and not recognized as revenue in the period.

Operating income increased 28.1 billion yen year-on-year to 170.3 billion yen (1,653 million U.S. dollars) primarily due to the above-mentioned improvement in foreign exchange gains and losses on foreign currency-denominated customer deposits at Sony Bank.  Operating income at Sony Life increased 2.4 billion yen year-on-year to 159.8 billion yen (1,551 million U.S. dollars) due to an improvement in investment performance in the general account primarily resulting from higher interest and dividend income.

*    *    *    *    *

Cash Flows

For Consolidated Statements of Cash Flows, charts showing Sony’s cash flow information for all segments, all segments excluding the Financial Services segment and the Financial Services segment alone, please refer to pages F-5 and F-16.

Operating Activities: Net cash provided by operating activities was 664.1 billion yen (6,448 million U.S. dollars), an increase of 188.0 billion yen, or 39.5% year-on-year.

For all segments excluding the Financial Services segment, there was a net cash inflow of 257.2 billion yen (2,498 million U.S. dollars), an increase of 218.7 billion yen, or 568.5% year-on-year.  This increase in inflow was primarily due to the positive impact of an increase in notes and accounts payable, trade resulting from an expansion in production of PS4 hardware, compared to a decrease in the previous fiscal year.  This increase was partially offset by the negative impact of increases in notes and accounts receivable and in other receivables, included in other current assets, from component assembly companies, compared to decreases in the previous fiscal year, and by the negative impact of a smaller decrease in inventories resulting from the expansion in production of PS4 hardware and its higher unit sales.  Also included in notes and accounts receivable in the current fiscal year was the impact of the sale of accounts receivable in the Pictures segment in the U.S.

The Financial Services segment had a net cash inflow of 413.6 billion yen (4,015 million U.S. dollars), a decrease of 29.7 billion yen, or 6.7% year-on-year.  This decrease was primarily due to a decrease in insurance premium revenue at Sony Life.

Investing Activities: Net cash used in investing activities during the current fiscal year was 710.5 billion yen (6,898 million U.S. dollars), an increase of 5.2 billion yen, or 0.7% year-on-year.

For all segments excluding the Financial Services segment, there was a net cash outflow of 94.3 billion yen (915 million U.S. dollars), an increase of 44.5 billion yen, or 89.3% year-on-year.  This increase was primarily due to a year-on-year decrease in cash proceeds from the sales of fixed assets and businesses.  Included in the sales of fixed assets and businesses during the current fiscal year were the proceeds from the sale and leaseback of machinery and equipment and from the sale of all of Sony’s shares of Gracenote, Inc.  Included in the sales of fixed assets and businesses during the previous fiscal year were the sale of Sony’s U.S. headquarters building, Sony City Osaki, and the chemical products related business.

The Financial Services segment used 616.2 billion yen (5,983 million U.S. dollars) of net cash, a decrease of 39.6 billion yen, or 6.0% year-on-year.  This decrease was mainly due to a year-on-year increase in proceeds from the sales of investment securities at Sony Bank.

In all segments excluding the Financial Services segment, net cash generated from operating and investing activities combined*1 for the current fiscal year was 162.9 billion yen (1,583 million U.S. dollars), a 174.3 billion yen improvement from net cash used in the previous fiscal year.

Financing Activities: Net cash provided by financing activities during the current fiscal year was 207.9 billion yen (2,018 million U.S. dollars), an increase of 119.3 billion yen, or 134.8% year-on-year.

For all segments excluding the Financial Services segment, there was a 40.2 billion yen (391 million U.S. dollars) net cash outflow, a decrease of 115.4 billion yen, or 74.2% year-on-year.  The decrease was mainly due to a decrease in repayments of long-term debt, net, year-on-year, a tender offer for shares of So-net Entertainment Corporation (currently So-net Corporation) in the previous fiscal year, and an increase in short-term borrowings　year-on-year.

In the Financial Services segment, financing activities provided 241.5 billion yen (2,344 million U.S. dollars) of net cash, an increase of 2.5 billion yen, or 1.0% year-on-year.  The increase was primarily due to the increase in borrowings at Sony Bank.

Total Cash and Cash Equivalents: Accounting for the above factors and the effect of fluctuations in foreign exchange rates, the total outstanding balance of cash and cash equivalents as of March 31, 2014 was 1,046.5 billion yen (10,160 million U.S. dollars).  Cash and cash equivalents of all segments excluding the Financial Services segment was 806.1 billion yen (7,827 million U.S. dollars) as of March 31, 2014, an increase of 181.3 billion yen, or 29.0% compared with the balance as of March 31, 2013, and an increase of 197.8 billion yen, or 32.5% compared with the balance as of December 31, 2013.  Sony believes that it continues to maintain sufficient liquidity through access to a total, translated into yen, of 733.3 billion yen (7,120 million U.S. dollars) of unused committed lines of credit with financial institutions in addition to the cash and cash equivalents balance as of March 31, 2014.  Within the Financial Services segment, the outstanding balance of cash and cash equivalents was 240.3 billion yen (2,333 million U.S. dollars) as of March 31, 2014, an increase of 38.8 billion yen, or 19.2% compared with the balance as of March 31, 2013, and a decrease of 0.6 billion yen, or 0.3% compared with the balance as of December 31, 2013.

*1
Sony has included the information for cash flow from operating and investing activities combined, excluding the Financial Services segment’s activities, as Sony’s management frequently monitors this financial measure and believes this non-U.S. GAAP measurement is important for use in evaluating Sony’s ability to generate cash to maintain liquidity and fund debt principal and dividend payments from business activities other than its Financial Services segment.  This information is derived from the reconciliations prepared in the Condensed Statements of Cash Flows on page F-16.  This information and the separate condensed presentations shown below are not required or prepared in accordance with U.S. GAAP.  The Financial Services segment’s cash flow is excluded from the measure because SFH, which constitutes a majority of the Financial Services segment, is a separate publicly traded entity in Japan with a significant minority interest and it, as well as its subsidiaries, secure liquidity on their own.  This measure may not be comparable to those of other companies.  This measure has limitations because it does not represent residual cash flows available for discretionary expenditures principally due to the fact that the measure does not deduct the principal payments required for debt service.  Therefore, Sony believes it is important to view this measure as supplemental to its entire statement of cash flows and together with Sony’s disclosures regarding investments, available credit facilities and overall liquidity.

A reconciliation of the differences between the Consolidated Statement of Cash Flows reported and cash flows from operating and investing activities combined excluding the Financial Services segment’s activities is as follows:

	(Billions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
	2013	2014	2014
Net cash provided by operating activities reported in the consolidated statements of cash flows	¥476.2	¥664.1	$6,448
Net cash used in investing activities reported in the consolidated statements of cash flows	(705.3)	(710.5)	(6,898)
	(229.1)	(46.4)	(450)

Less: Net cash provided by operating activities within the Financial Services segment	443.3	413.6	4,015
Less: Net cash used in investing activities within the Financial Services segment	(655.9)	(616.2)	(5,983)
Eliminations *2	5.2	6.7	65

Cash flow provided by (used in) operating and investing activities combined excluding the Financial Services segment’s activities	¥(11.3)	¥162.9	$1,583

*2	Eliminations primarily consist of intersegment dividend payments.

*    *    *    *    *
Consolidated Results for the Fourth Quarter Ended March 31, 2014

For Consolidated Statements of Income and Business Segment Information for the fourth quarter ended March 31, 2014 and 2013, please refer to pages F-3 and F-7 respectively.

Sales for the fourth quarter ended March 31, 2014 increased 8.1% year-on-year to 1,870.9 billion yen (18,164 million U.S. dollars).  This increase was primarily due to the favorable impact of foreign exchange rates, the launch of the PS4, and a significant increase in sales in the Pictures segment, partially offset by a significant decrease in financial services revenue.

During the current quarter, the average rates of the yen were 102.8 yen against the U.S. dollar and 140.9 yen against the euro, which were 10.2% lower and 13.5% lower, respectively, as compared with the same period in the previous fiscal year.  On a constant currency basis, consolidated sales were essentially flat year-on-year.  For further details about sales on a constant currency basis, see Note on page 11.

In the MP&C segment, sales increased primarily due to the favorable impact of foreign exchange rates and a significant increase in unit sales of smartphones.  In the Game segment, sales increased significantly primarily due to the launch of the PS4 and the favorable impact of foreign exchange rates.  In the IP&S segment, sales increased primarily due to the favorable impact of foreign exchange rates as well as an increase in unit sales of interchangeable single-lens cameras.  In the HE&S segment, sales increased significantly primarily due to the favorable impact of foreign exchange rates, an improvement in LCD television product mix and an increase in unit sales.  In the Devices segment, sales increased mainly due to an increase in sales of image sensors and the favorable impact of foreign exchange rates.  In the Pictures segment, sales increased significantly primarily due to the favorable impact of the depreciation of the yen against the U.S. dollar, the extension and expansion in scope of a licensing agreement for game shows produced by SPE including Wheel of Fortune, and higher home entertainment and SVOD revenues for Breaking Bad.  In the Music segment, sales increased significantly due to the favorable impact of the depreciation of the yen against the U.S. dollar as well as an increase in Music Publishing and Visual Media and Platform sales.  In the Financial Services segment, financial services revenue decreased significantly primarily due to a significant deterioration in investment performance in the separate account at Sony Life reflecting a deterioration in the stock market in the current quarter compared with a significant rise in the stock market in the same quarter of the previous fiscal year.

Operating loss of 111.8 billion yen (1,085 million U.S. dollars) was recorded for the current quarter, compared to operating income of 145.4 billion yen in the same quarter of the previous fiscal year.  This significant deterioration was primarily due to a decrease year-on-year in sale and remeasurement gains associated with the sale of assets and the recording of an impairment charge in the current quarter in the disc manufacturing business in All Other.  Included in operating income in the same quarter of the previous fiscal year were a gain from the sale of certain shares of M3 and the subsequent remeasurement of Sony’s remaining interest in M3, a gain from the sale of Sony’s U.S. headquarters building and a gain from the sale of Sony City Osaki.

In the MP&C segment, operating results deteriorated significantly primarily due to the recording of charges related to Sony’s withdrawal from the PC business.  In the Game segment, operating loss increased primarily due to increased costs related to the launch of the PS4.  In the IP&S segment, operating results improved significantly mainly due to a decrease in restructuring charges and the favorable impact of foreign exchange rates.  In the HE&S segment, operating loss decreased significantly primarily due to a decrease in loss in Televisions.  In the Devices segment, operating loss was essentially flat primarily due to a lower year-on-year net benefit from insurance recoveries related to damages and losses incurred from the Floods, offset by the favorable impact of foreign exchange rates.  In the Pictures segment, operating income increased significantly due to the extension and expansion in scope of a licensing agreement for game shows produced by SPE and higher sales for Breaking Bad, partially offset by higher restructuring charges compared to the same quarter of the previous fiscal year.  In the Music segment, operating income increased primarily due to the impact of the above-mentioned increase in sales and a decrease in restructuring charges. In the Financial Services segment, operating income decreased significantly primarily due to an increase in the provision of policy reserves pertaining to minimum guarantees for variable insurance at Sony Life, driven by the above-mentioned deterioration in the stock market.

Restructuring charges, net, recorded as operating expenses, amounted to 54.5 billion yen (529 million U.S. dollars) compared to 38.1 billion yen for the same quarter of the previous fiscal year.

Equity in net loss of affiliated companies, recorded within operating income, increased 3.4 billion yen year-on-year to 6.6 billion yen (64 million U.S. dollars).

The net effect of other income and expenses was an expense of 1.3 billion yen (13 million U.S. dollars), compared to 40.0 billion yen of income recorded in the same quarter of the previous fiscal year.  This change was primarily due to the recording of a gain on sale of securities investments in the same quarter of the previous fiscal year resulting from the sale of Sony’s shares in DeNA.

Loss before income taxes of 113.1 billion yen (1,098 million U.S. dollars) was recorded, compared to income of 185.4 billion yen recorded in the same quarter of the previous fiscal year.

Income taxes: During the current quarter, Sony recorded 11.2 billion yen (109 million U.S. dollars) of income tax expense despite the net loss before income taxes.  During the current quarter, Sony Corporation and certain of its subsidiaries which had established valuation allowances incurred losses and, as such, Sony continued to not recognize the associated tax benefits, although this was partially offset by the recording of certain tax benefits associated with the impact of gains in other comprehensive income.  Sony also recorded additional tax reserves during the current quarter.

Net loss attributable to Sony Corporation’s stockholders, which excludes net income attributable to noncontrolling interests, was 138.2 billion yen (1,342 million U.S. dollars) compared to a net income of 93.2 billion yen in the same quarter of the previous fiscal year.

*    *    *    *    *

Note

The descriptions of sales on a constant currency basis reflect sales obtained by applying the yen’s monthly average exchange rates from the previous fiscal year or the same quarter of the previous fiscal year to local currency-denominated monthly sales in the current fiscal year or the current quarter.  In certain cases, most significantly in the Pictures segment and SME and Sony/ATV in the Music segment, the constant currency amounts are after aggregation on a U.S. dollar basis.  Sales on a constant currency basis are not reflected in Sony’s consolidated financial statements and are not measures in accordance with U.S. GAAP.  Sony does not believe that these measures are a substitute for U.S. GAAP measures.  However, Sony believes that disclosing sales information on a constant currency basis provides additional useful analytical information to investors regarding the operating performance of Sony.

*    *    *    *    *

Outlook for the Fiscal Year Ending March 31, 2015

The forecast for consolidated results for the fiscal year ending March 31, 2015 is as follows:

	(Billions of yen)
	March 31, 2014 Results	March 31, 2015 Forecast	Change from March 31, 2014 Results
Sales and operating revenue	¥7,767.3	¥7,800	+0.4%
Operating income	26.5	140	+428.4
Income before income taxes	25.7	130	+405.0
Net loss attributable to Sony Corporation’s stockholders	(128.4)	(50)	-

Assumed foreign currency exchange rates: approximately 103 yen to the U.S. dollar and approximately 137 yen to the euro.

Sony realigned its business segments from the first quarter of the fiscal year ending March 31, 2015 to reflect modifications to its organizational structure as of April 1, 2014, primarily repositioning the operations of the previously reported Game and MP&C segments.  In connection with this realignment, the previously-reported operations of the network business which were included in All Other will be integrated with the previously-reported Game segment and be reported as the Game & Network Services segment.  The previously reported Mobile Communications category which was included in the MP&C segment has been reclassified as the newly established Mobile Communications segment, while the other categories in the previously reported MP&C segment will be included in All Other.  This includes the reclassification of the PC business into All Other.

In connection with this realignment, the sales and operating revenue and operating income (loss) of each segment in the fiscal year ended March 31, 2014 have been reclassified to conform to the presentation of the fiscal year ending March 31, 2015.

Consolidated sales for the fiscal year ending March 31, 2015 are expected to be essentially flat due to an increase in sales in the electronics businesses being offset by an expected decrease in PC sales included in All Other related to Sony’s withdrawal from the PC business.

Consolidated operating income is expected to increase primarily due to an improvement in the operating results of the electronics businesses as well as the absence of impairment charges related to long-lived assets that were recorded in the fiscal year ended March 31, 2014.

Losses related to the PC business, including restructuring charges, in the fiscal year ending March 31, 2015 are expected to be approximately 80 billion yen, compared to 91.7 billion yen in the fiscal year ended March 31, 2014.  Included in the 80 billion yen is approximately 36 billion yen in costs related to the exit from the PC business including customer-service costs, approximately 27 billion yen in fixed costs at sales companies as well as other costs.  Although Sony is reducing the scale of its sales companies in response to the decrease in PC sales, with the goal of achieving this reduction by the end of the fiscal year ending March 31, 2015, sales company fixed costs are expected to be charged in the PC business in the fiscal year ending March 31, 2015.

In the fiscal year ended March 31, 2014, Sony recorded 58.3 billion yen in costs related to the exit from the PC business, 73.2 billion yen in impairment charges (excluding impairment charges related to the PC business), a 6.2 billion yen write-off of certain PC game software titles, and 39.7 billion yen in restructuring charges that are not included in the above-mentioned items, for a total of 177.4 billion yen.  The forecast for operating income for the fiscal year ending March 31, 2015 includes approximately 135 billion yen in remaining costs related to the exit from the PC business and other strategic management initiatives.

The forecast for each business segment is as follows:

		(Billions of yen)
		March 31, 2014 Results	March 31, 2015 Forecast	Change from March 31, 2014 Results
Mobile	Sales and operating revenue	¥1,191.8	¥1,530	+28.4%
Communications	Operating income	12.6	26	+106.3
Game &	Sales and operating revenue	1,043.9	1,220	+16.9
Network Services	Operating income (loss)	(18.8)	20	-
Imaging Products &	Sales and operating revenue	741.2	710	-4.2
Solutions	Operating income	26.3	38	+44.3
Home Entertainment &	Sales and operating revenue	1,168.6	1,260	+7.8
Sound	Operating income (loss)	(25.5)	10	-
Devices	Sales and operating revenue	794.2	870	+9.5
	Operating income (loss)	(13.0)	31	-
Pictures	Sales and operating revenue	829.6	880	+6.1
	Operating income	51.6	65	+25.9
Music	Sales and operating revenue	503.3	500	-0.7
	Operating income	50.2	48	-4.4
Financial Services	Financial services revenue	993.8	1,000	+0.6
	Operating income	170.3	164	-3.7
All Other, Corporate	Operating loss	(227.2)	(262)	-
and Elimination
Consolidated	Sales and operating revenue	7,767.3	7,800	+0.4
	Operating income	26.5	140	+428.4

Mobile Communications

Sales are expected to increase primarily due to an increase in unit sales of smartphones.  Operating income is expected to increase primarily due to the impact of the increase in sales, partially offset by an increase in research and development costs and marketing expenses.

Game & Network Services

Sales are expected to increase primarily due to an increase in unit sales of PS4s and an increase in network services revenue.  Operating results are expected to improve primarily due to the impact of the increase in sales and a decrease in costs related to the launch of the PS4.

Imaging Products & Solutions

Overall segment sales are expected to decrease mainly due to a significant decrease in sales of video cameras.  Operating income is expected to increase primarily due to a decrease in costs, partially offset by the decrease in sales.

Home Entertainment & Sound

Overall segment sales are expected to increase mainly due to an increase in unit sales of LCD televisions, primarily 4K LCD televisions.  Operating results are expected to improve primarily due to the impact of the increase in LCD televisions sales and additional cost reductions.

Devices

Overall segment sales are expected to increase primarily due to a significant increase in sales of image sensors and batteries.  Operating results are expected to improve primarily due to the absence of the impairment charge related to long-lived assets in the battery business which was recorded in the fiscal year ended March 31, 2014.

Pictures

Sales are expected to increase primarily due to increased sales in Media Networks.  Operating income is expected to increase primarily due to the higher performance expected from the Motion Pictures film slate in the fiscal year ending March 31, 2015 and from the expected increase in Media Networks sales.

Music

Sales are expected to be essentially flat year-on-year.  Operating income is expected to slightly decrease primarily due to an increase in restructuring charges as well as the negative impact from the contraction of the recorded music market in Japan.

Financial Services

Financial services revenue is expected to be essentially flat and operating income is expected to decrease year-on-year because the impact from market fluctuations, such as the increase in revenue and operating income at Sony Life in the fiscal year ended March 31, 2014, is not incorporated into the forecast.  If the favorable impact of market performance on the operating results for the fiscal year ended March 31, 2014 is excluded, financial services revenue and operating income are expected to increase due to the continued steady expansion of the financial services business.

The effects of gains and losses on investments held by the Financial Services segment due to market fluctuations have not been incorporated within the above forecast as it is difficult for Sony to predict market trends in the future.  Accordingly, future market fluctuations could further impact the current forecast.

Sony’s forecast for capital expenditures, depreciation and amortization, as well as research and development expenses for the fiscal year ending March 31, 2015 is as per the table below.

	(Billions of yen)
	March 31, 2014 Results	March 31, 2015 Forecast	Change from March 31, 2014 Results
Capital expenditures (addition to property, plant and equipment)	¥164.6	¥180	+9.4%
Depreciation and amortization*	376.7	370	-1.8
[for property, plant and equipment (included above)	195.8	180	-8.1
Research and development expenses	466.0	485	+4.1

*	The forecast for depreciation and amortization includes amortization expenses for intangible assets and for deferred insurance acquisition costs.

This forecast is based on management’s current expectations and is subject to uncertainties and changes in circumstances.  Actual results may differ materially from those included in this forecast due to a variety of factors.  See “Cautionary Statement” below.

*    *    *    *    *

Management Policy

Sony is accelerating initiatives to revitalize its electronics businesses by accelerating reforms in the three core electronics businesses (Mobile, Game and Imaging) and taking significant measures to deal with its problematic businesses while further growing the entertainment and financial services businesses that have been contributing stable profits, in order to enhance the entire Sony Group’s corporate value.  Sony plans to detail these initiatives at its next Corporate Strategy Meeting on May 22, 2014.

Cautionary Statement

Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony.  Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions.  From time to time, oral or written forward-looking statements may also be included in other materials released to the public.  These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it.  Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them.  Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Sony disclaims any such obligation.  Risks and uncertainties that might affect Sony include, but are not limited to:
(i)	the global economic environment in which Sony operates and the economic conditions in Sony’s markets, particularly levels of consumer spending;
(ii)
foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets and liabilities are denominated;

(iii)
Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including televisions, game platforms and smartphones, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing consumer preferences;

(iv)	Sony’s ability and timing to recoup large-scale investments required for technology development and production capacity;
(v)	Sony’s ability to implement successful business restructuring and transformation efforts under changing market conditions;
(vi)
Sony’s ability to implement successful hardware, software, and content integration strategies for all segments excluding the Financial Services segment, and to develop and implement successful sales and distribution strategies in light of the Internet and other technological developments;

(vii)
Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to prioritize investments correctly (particularly in the electronics businesses);

(viii)	Sony’s ability to maintain product quality;
(ix)	the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures and other strategic investments;
(x)	significant volatility and disruption in the global financial markets or a ratings downgrade;
(xi)	Sony’s ability to forecast demands, manage timely procurement and control inventories;
(xii)	the outcome of pending and/or future legal and/or regulatory proceedings;
(xiii)	shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment;
(xiv)
the impact of unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment; and

(xv)	risks related to catastrophic disasters or similar events.
Risks and uncertainties also include the impact of any future events with material adverse impact.

Investor Relations Contacts:

Tokyo	New York	London
Atsuko Murakami	Justin Hill	Haruna Nagai
+81-(0)3-6748-2111	+1-212-833-6722	+44-(0)1932-816-000

IR home page: http://www.sony.net/IR/
Presentation slides: http://www.sony.net/SonyInfo/IR/financial/fr/13q4_sonypre.pdf

Consolidated Financial Statements
Consolidated Balance Sheets
	(Millions of yen, millions of U.S. dollars)
	March 31	March 31	Change from		March 31
ASSETS	2013	2014	March 31, 2013		2014
Current assets:
Cash and cash equivalents	¥826,361	¥1,046,466	¥	+220,105	$10,160
Marketable securities	697,597	832,566		+134,969	8,083
Notes and accounts receivable, trade	844,117	946,553		+102,436	9,190
Allowance for doubtful accounts and sales returns	(67,625)	(75,513)		-7,888	(733)
Inventories	710,054	733,943		+23,889	7,126
Other receivables	148,142	177,685		+29,543	1,725
Deferred income taxes	44,615	53,068		+8,453	515
Prepaid expenses and other current assets	443,272	490,118		+46,846	4,758
Total current assets	3,646,533	4,204,886		+558,353	40,824

Film costs	270,089	275,799		+5,710	2,678

Investments and advances:
Affiliated companies	198,621	181,263		-17,358	1,760
Securities investments and other	7,118,504	7,737,748		+619,244	75,124
	7,317,125	7,919,011		+601,886	76,884

Property, plant and equipment:
Land	131,484	125,890		-5,594	1,222
Buildings	778,514	674,841		-103,673	6,552
Machinery and equipment	1,934,520	1,705,774		-228,746	16,561
Construction in progress	47,839	39,771		-8,068	386
	2,892,357	2,546,276		-346,081	24,721
Less-Accumulated depreciation	2,030,807	1,796,266		-234,541	17,439
	861,550	750,010		-111,540	7,282

Other assets:
Intangibles, net	694,621	675,663		-18,958	6,560
Goodwill	643,243	691,803		+48,560	6,717
Deferred insurance acquisition costs	465,499	497,772		+32,273	4,833
Deferred income taxes	107,688	105,442		-2,246	1,024
Other	204,685	213,334		+8,649	2,069
	2,115,736	2,184,014		+68,278	21,203

Total assets	¥14,211,033	¥15,333,720	¥	+1,122,687	$148,871

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥87,894	¥111,836	¥	+23,942	$1,086
Current portion of long-term debt	156,288	265,918		+109,630	2,582
Notes and accounts payable, trade	572,102	712,829		+140,727	6,921
Accounts payable, other and accrued expenses	1,097,253	1,175,413		+78,160	11,412
Accrued income and other taxes	75,080	81,842		+6,762	795
Deposits from customers in the banking business	1,857,448	1,890,023		+32,575	18,350
Other	469,024	545,753		+76,729	5,297
Total current liabilities	4,315,089	4,783,614		+468,525	46,443

Long-term debt	938,428	916,648		-21,780	8,899
Accrued pension and severance costs	311,469	284,963		-26,506	2,767
Deferred income taxes	369,919	410,896		+40,977	3,989
Future insurance policy benefits and other	3,535,532	3,824,572		+289,040	37,132
Policyholders’ account in the life insurance business	1,715,610	2,023,472		+307,862	19,645
Other	349,985	302,299		-47,686	2,935
Total liabilities	11,536,032	12,546,464		+1,010,432	121,810

Redeemable noncontrolling interest	2,997	4,115		+1,118	40

Equity:
Sony Corporation’s stockholders’ equity:
Common stock	630,923	646,654		+15,731	6,278
Additional paid-in capital	1,110,531	1,127,090		+16,559	10,943
Retained earnings	1,094,775	940,262		-154,513	9,129
Accumulated other comprehensive income	(639,495)	(451,585)		+187,910	(4,384)
Treasury stock, at cost	(4,472)	(4,284)		+188	(42)
	2,192,262	2,258,137		+65,875	21,924

Noncontrolling interests	479,742	525,004		+45,262	5,097
Total equity	2,672,004	2,783,141		+111,137	27,021
Total liabilities and equity	¥14,211,033	¥15,333,720	¥	+1,122,687	$148,871

Consolidated Statements of Income
	(Millions of yen, millions of U.S. dollars, except per share amounts)
	Fiscal year ended March 31
	2013	2014	Change from 2013		2014
Sales and operating revenue:
Net sales	¥5,691,216	¥6,682,274			$64,876
Financial services revenue	999,276	988,944			9,601
Other operating revenue	105,012	96,048			933
	6,795,504	7,767,266	+14.3%		75,410

Costs and expenses:
Cost of sales	4,485,425	5,140,053			49,903
Selling, general and administrative	1,457,626	1,728,520			16,782
Financial services expenses	854,221	816,158			7,924
Other operating (income) expense, net	(235,219)	48,666			472
	6,562,053	7,733,397	+17.9		75,081

Equity in net loss of affiliated companies	(6,948)	(7,374)	－		(72)

Operating income	226,503	26,495	-88.3		257

Other income:
Interest and dividends	21,987	16,652			162
Gain on sale of securities investments, net	41,781	12,049			117
Other	4,888	13,752			133
	68,656	42,453	-38.2		412

Other expenses:
Interest	26,657	23,460			228
Loss on devaluation of securities investments	7,724	1,648			16
Foreign exchange loss, net	10,360	9,224			90
Other	8,334	8,875			85
	53,075	43,207	-18.6		419

Income before income taxes	242,084	25,741	-89.4		250

Income taxes	140,398	94,582			918

Net income (loss)	101,686	(68,841)	－		(668)

Less - Net income attributable to noncontrolling interests	60,146	59,528			578

Net income (loss) attributable to Sony Corporation’s	¥41,540	¥(128,369)	－	%	$(1,246)
stockholders

Per share data:
Net income (loss) attributable to Sony Corporation’s
stockholders
— Basic	¥41.32	¥(124.99)	－	%	$(1.21)
— Diluted	38.79	(124.99)	－		(1.21)

Consolidated Statements of Comprehensive Income
	(Millions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
	2013	2014	Change from 2013		2014

Net income (loss)	¥101,686	¥(68,841)	－	%	$(668)

Other comprehensive income, net of tax –
Unrealized gains on securities	68,609	19,310			188
Unrealized gains on derivative instruments	308	742			7
Pension liability adjustment	(6,623)	11,883			115
Foreign currency translation adjustments	161,818	158,884			1,543

Total comprehensive income	325,798	121,978	-62.6		1,185

Less - Comprehensive income attributable	82,619	62,437			606
to noncontrolling interests					－

Comprehensive income attributable	¥243,179	¥59,541	-75.5%		$579
to Sony Corporation’s stockholders

Consolidated Statements of Income
	(Millions of yen, millions of U.S. dollars, except per share amounts)
	Three months ended March 31
	2013	2014	Change from 2013		2014
Sales and operating revenue:
Net sales	¥1,393,799	¥1,633,368			$15,858
Financial services revenue	312,111	215,446			2,092
Other operating revenue	24,547	22,109			214
	1,730,457	1,870,923	+8.1%		18,164

Costs and expenses:
Cost of sales	1,151,240	1,300,131			12,623
Selling, general and administrative	390,730	472,335			4,586
Financial services expenses	260,290	174,474			1,694
Other operating (income) expense, net	(220,364)	29,191			282
	1,581,896	1,976,131	+24.9		19,185

Equity in net loss of affiliated companies	(3,183)	(6,593)	－		(64)

Operating income (loss)	145,378	(111,801)	－		(1,085)

Other income:
Interest and dividends	10,390	5,571			54
Gain on sale of securities investments, net	41,597	4,005			39
Other	1,991	2,523			24
	53,978	12,099	-77.6		117

Other expenses:
Interest	5,826	5,180			50
Loss on devaluation of securities investments	247	1,534			15
Foreign exchange loss, net	4,548	4,924			48
Other	3,314	1,748			17
	13,935	13,386	-3.9		130

Income (loss) before income taxes	185,421	(113,088)	－		(1,098)

Income taxes	73,063	11,191			109

Net income (loss)	112,358	(124,279)	－		(1,207)

Less - Net income attributable to noncontrolling interests	19,196	13,968			135

Net income (loss) attributable to Sony Corporation’s	¥93,162	¥(138,247)	－	%	$(1,342)
stockholders

Per share data:
Net income (loss) attributable to Sony Corporation’s
stockholders
— Basic	¥92.16	¥(132.97)	－	%	$(1.29)
— Diluted	79.77	(132.97)	－		(1.29)

Consolidated Statements of Comprehensive Income
	(Millions of yen, millions of U.S. dollars)
	Three months ended March 31
	2013	2014	Change from 2013		2014

Net income (loss)	¥112,358	¥(124,279)	－	%	$(1,207)

Other comprehensive income, net of tax –
Unrealized gains on securities	28,939	6,639			64
Unrealized gains on derivative instruments	2	348			3
Pension liability adjustment	(5,248)	18,594			181
Foreign currency translation adjustments	115,213	(36,209)			(351)

Total comprehensive income (loss)	251,264	(134,907)	－		(1,310)

Less - Comprehensive income attributable	36,602	17,275			167
to noncontrolling interests					－

Comprehensive income (loss) attributable	¥214,662	¥(152,182)	－	%	$(1,477)
to Sony Corporation’s stockholders					－

Consolidated Statements of Changes in Stockholders' Equity
(Millions of yen)

	Common stock	Additional paid- in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2012	¥630,923	¥1,160,236	¥1,078,434	¥(841,134)	¥(4,637)	¥2,023,822	¥457,836	¥2,481,658
Exercise of stock acquisition rights							109	109
Stock based compensation		851				851		851

Comprehensive income:
Net income			41,540			41,540	60,146	101,686
Other comprehensive income, net of tax
Unrealized gains on securities				43,238		43,238	25,371	68,609
Unrealized gains on derivative instruments				308		308		308
Pension liability adjustment				(4,983)		(4,983)	(1,640)	(6,623)
Foreign currency translation adjustments				163,076		163,076	(1,258)	161,818
Total comprehensive income						243,179	82,619	325,798

Stock issue costs, net of tax			(18)			(18)		(18)
Dividends declared			(25,181)			(25,181)	(9,195)	(34,376)
Purchase of treasury stock					(35)	(35)		(35)
Reissuance of treasury stock		(155)			200	45		45
Transactions with noncontrolling interests		(50,401)				(50,401)	(51,627)	(102,028)
shareholders and other
Balance at March 31, 2013	¥630,923	¥1,110,531	¥1,094,775	¥(639,495)	¥(4,472)	¥2,192,262	¥479,742	¥2,672,004

Balance at March 31, 2013	¥630,923	¥1,110,531	¥1,094,775	¥(639,495)	¥(4,472)	¥2,192,262	¥479,742	¥2,672,004
Exercise of stock acquisition rights	121	121				242		242
Conversion of zero coupon convertible bonds	15,610	15,610				31,220		31,220
Stock based compensation		906				906		906

Comprehensive income:
Net income (loss)			(128,369)			(128,369)	59,528	(68,841)
Other comprehensive income, net of tax
Unrealized gains on securities				18,430		18,430	880	19,310
Unrealized gains on derivative instruments				742		742		742
Pension liability adjustment				11,777		11,777	106	11,883
Foreign currency translation adjustments				156,961		156,961	1,923	158,884
Total comprehensive income						59,541	62,437	121,978

Stock issue costs, net of tax			(127)			(127)		(127)
Dividends declared			(26,017)			(26,017)	(15,430)	(41,447)
Purchase of treasury stock					(76)	(76)		(76)
Reissuance of treasury stock		(140)			264	124		124
Transactions with noncontrolling interests		62				62	(1,745)	(1,683)
shareholders and other
Balance at March 31, 2014	¥646,654	¥1,127,090	¥940,262	¥(451,585)	¥(4,284)	¥2,258,137	¥525,004	¥2,783,141

Transactions with noncontrolling interests include the tender offer conducted by Sony Corporation to purchase additional shares of its subsidiary So-net Entertainment Corporation and the acquisition of the remaining ownership through a share exchange, which resulted in a decrease in additional paid-in capital of 38,715 million yen. So-net Entertainment Corporation subsequently changed its name to So-net Corporation, effective July 1, 2013.

			(Millions of U.S. dollars)

	Common stock	Additional paid -in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2013	$6,125	$10,782	$10,629	$(6,209)	$(43)	$21,284	$4,658	$25,942
Exercise of stock acquisition rights	1	1				2		2
Conversion of zero coupon convertible bonds	152	152				304		304
Stock based compensation		8				8		8

Comprehensive income:
Net income (loss)			(1,246)			(1,246)	578	(668)
Other comprehensive income, net of tax
Unrealized gains on securities				179		179	9	188
Unrealized gains on derivative instruments				7		7		7
Pension liability adjustment				114		114	1	115
Foreign currency translation adjustments				1,525		1,525	18	1,543
Total comprehensive income						579	606	1,185

Stock issue costs, net of tax			(1)			(1)		(1)
Dividends declared			(253)			(253)	(150	(403)
Purchase of treasury stock					(1)	(1)		(1)
Reissuance of treasury stock		(1)			2	1		1
Transactions with noncontrolling interests		1				1	(17)	(16)
shareholders and other
Balance at March 31, 2014	$6,278	$10,943	$9,129	$(4,384)	$(42)	$21,924	$5,097	$27,021

Consolidated Statements of Cash Flows
	(Millions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
	2013	2014	2014
Cash flows from operating activities:
Net income (loss)	¥101,686	¥(68,841)	$(668)
Adjustments to reconcile net income (loss) to net cash
provided by operating activities:
Depreciation and amortization, including amortization of deferred	376,735	376,695	3,657
insurance acquisition costs
Amortization of film costs	208,051	285,673	2,774
Stock(based compensation expense	1,232	1,068	10
Accrual for pension and severance costs, less payments	(16,669)	(38,131)	(370)
Other operating (income) expense, net	(235,219)	48,666	472
Gain on sale or devaluation of securities investments, net	(34,057)	(10,401)	(101)
Gain on revaluation of marketable securities held in the financial	(72,633)	(58,608)	(569)
services business for trading purposes, net
Gain on revaluation or impairment of securities investments held	(5,689)	(3,688)	(36)
in the financial services business, net
Deferred income taxes	65,771	(6,661)	(65)
Equity in net loss of affiliated companies, net of dividends	8,819	10,022	97
Changes in assets and liabilities:
(Increase) decrease in notes and accounts receivable, trade	55,712	(29,027)	(282)
Decrease in inventories	56,987	20,248	197
Increase in film costs	(173,654)	(266,870)	(2,591)
Increase (decrease) in notes and accounts payable, trade	(206,621)	103,379	1,004
Increase (decrease) in accrued income and other taxes	12,446	(3,110)	(30)
Increase in future insurance policy benefits and other	434,786	391,541	3,801
Increase in deferred insurance acquisition costs	(73,967)	(77,656)	(754)
Increase in marketable securities held in the financial services	(25,254)	(33,803)	(328)
business for trading purposes
(Increase) decrease in other current assets	91,762	(48,115)	(467)
Increase (decrease) in other current liabilities	(55,830)	58,656	569
Other	(38,229)	13,079	128
Net cash provided by operating activities	476,165	664,116	6,448

Cash flows from investing activities:
Payments for purchases of fixed assets	(326,490)	(283,457)	(2,752)
Proceeds from sales of fixed assets	245,758	99,694	968
Payments for investments and advances by financial services business	(1,046,764)	(1,032,594)	(10,025)
Payments for investments and advances	(92,364)	(14,892)	(145)
(other than financial services business)
Proceeds from sales or return of investments and collections of advances	400,654	426,621	4,142
by financial services business
Proceeds from sales or return of investments and collections of advances	78,010	75,417	732
(other than financial services business)
Proceeds from sales of businesses	52,756	15,016	146
Other	(16,840)	3,693	36
Net cash used in investing activities	(705,280)	(710,502)	(6,898)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	159,781	178,935	1,737
Payments of long-term debt	(326,164)	(164,540)	(1,597)
Increase (decrease) in short-term borrowings, net	(29,683)	25,183	244
Increase in deposits from customers in the financial services business, net	237,908	238,828	2,319
Proceeds from issuance of convertible bonds	150,000	—	—
Dividends paid	(25,057)	(25,643)	(249)
Payment for purchase of So-net shares from noncontrolling interests	(55,178)	—	—
Other	(23,079)	(44,886)	(436)
Net cash provided by financing activities	88,528	207,877	2,018

Effect of exchange rate changes on cash and cash equivalents	72,372	58,614	569

Net increase (decrease) in cash and cash equivalents	(68,215)	220,105	2,137
Cash and cash equivalents at beginning of the fiscal year	894,576	826,361	8,023

Cash and cash equivalents at end of the period	¥826,361	¥1,046,466	$10,160

Business Segment Information
	(Millions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
Sales and operating revenue	2013	2014	Change	2014

Mobile Products & Communications
Customers	¥1,220,013	¥1,629,525	+33.6%	$15,821
Intersegment	37,605	536		5
Total	1,257,618	1,630,061	+29.6	15,826

Game
Customers	527,110	750,448	+42.4	7,286
Intersegment	179,968	228,799		2,221
Total	707,078	979,247	+38.5	9,507

Imaging Products & Solutions
Customers	752,603	737,474	-2.0	7,160
Intersegment	3,598	3,729		36
Total	756,201	741,203	-2.0	7,196

Home Entertainment & Sound
Customers	993,822	1,166,007	+17.3	11,320
Intersegment	1,005	2,572		25
Total	994,827	1,168,579	+17.5	11,345

Devices
Customers	583,968	589,194	+0.9	5,720
Intersegment	264,607	204,996		1,991
Total	848,575	794,190	-6.4	7,711

Pictures
Customers	732,127	828,668	+13.2	8,045
Intersegment	612	916		9
Total	732,739	829,584	+13.2	8,054

Music
Customers	431,719	492,058	+14.0	4,777
Intersegment	9,989	11,230		109
Total	441,708	503,288	+13.9	4,886

Financial Services
Customers	999,276	988,944	-1.0	9,601
Intersegment	3,113	4,902		48
Total	1,002,389	993,846	-0.9	9,649

All Other
Customers	506,729	532,936	+5.2	5,174
Intersegment	56,283	61,675		599
Total	563,012	594,611	+5.6	5,773

Corporate and elimination	(508,643)	(467,343)	－	(4,537)
Consolidated total	¥6,795,504	¥7,767,266	+14.3%	$75,410

Game intersegment amounts primarily consist of transactions with All Other.
Devices intersegment amounts primarily consist of transactions with the Game segment and the Imaging Products & Solutions (“IP&S”) segment.
All Other intersegment amounts primarily consist of transactions with the Pictures segment, the Music segment and the Game segment.
Corporate and elimination includes certain brand and patent royalty income.

	(Millions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
Operating income (loss)	2013	2014	Change	2014

Mobile Products & Communications	¥(97,170)	¥(75,037)	－ %	$(729)
Game	1,735	(8,058)	－	(78)
Imaging Products & Solutions	1,442	26,327	+1,725.7	256
Home Entertainment & Sound	(84,315)	(25,499)	－	(248)
Devices	43,895	(12,981)	－	(126)
Pictures	47,800	51,619	+8.0	501
Music	37,218	50,208	+34.9	487
Financial Services	142,209	170,292	+19.7	1,653
All Other	101,480	(58,641)	－	(568)
Total	194,294	118,230	-39.1	1,148

Corporate and elimination	32,209	(91,735)	－	(891)
Consolidated total	¥226,503	¥26,495	-88.3%	$257

Operating income (loss) is sales and operating revenue less costs and expenses, and includes equity in net income (loss) of affiliated companies.
Corporate and elimination includes headquarters restructuring costs, restructuring costs related to the reduction in scale of sales companies following the decision to exit from the PC business, and certain other corporate expenses, including the amortization of certain intellectual property assets such as the cross-licensing of intangible assets acquired from Ericsson at the time of the Sony Mobile Communications acquisition, which are not allocated to segments.

Within the Home Entertainment & Sound (“HE&S”) segment, the operating loss of Televisions, which primarily consists of LCD televisions, for the fiscal years ended March 31, 2013 and 2014 was 69,602 million yen and 25,705 million yen, respectively.  The operating loss of Televisions excludes restructuring charges which are included in the overall segment results and are not allocated to product categories.

Due to certain changes in the organizational structure, sales and operating revenue of the IP&S segment and All Other and operating income (loss) of the IP&S segment, All Other and Corporate and elimination for the comparable period have been reclassified to conform to the current presentation.

Business Segment Information
	(Millions of yen, millions of U.S. dollars)
	Three months ended March 31
Sales and operating revenue	2013	2014	Change	2014

Mobile Products & Communications
Customers	¥337,592	¥360,953	+6.9%	$3,504
Intersegment	15,200	43		1
Total	352,792	360,996	+2.3	3,505

Game
Customers	118,782	200,102	+68.5	1,943
Intersegment	53,698	63,783		619
Total	172,480	263,885	+53.0	2,562

Imaging Products & Solutions
Customers	180,133	185,829	+3.2	1,804
Intersegment	1,024	917		9
Total	181,157	186,746	+3.1	1,813

Home Entertainment & Sound
Customers	182,528	224,769	+23.1	2,182
Intersegment	735	826		8
Total	183,263	225,595	+23.1	2,190

Devices
Customers	127,603	136,738	+7.2	1,328
Intersegment	36,489	37,103		360
Total	164,092	173,841	+5.9	1,688

Pictures
Customers	207,189	268,696	+29.7	2,609
Intersegment	238	411		4
Total	207,427	269,107	+29.7	2,613

Music
Customers	114,807	128,251	+11.7	1,245
Intersegment	2,398	3,442		34
Total	117,205	131,693	+12.4	1,279

Financial Services
Customers	312,111	215,446	-31.0	2,092
Intersegment	782	1,231		12
Total	312,893	216,677	-30.8	2,104

All Other
Customers	137,321	139,266	+1.4	1,352
Intersegment	12,222	14,556		141
Total	149,543	153,822	+2.9	1,493

Corporate and elimination	(110,395)	(111,439)	－	(1,083)
Consolidated total	¥1,730,457	¥1,870,923	+8.1%	$18,164

Game intersegment amounts primarily consist of transactions with All Other.
Devices intersegment amounts primarily consist of transactions with the Game segment and the IP&S segment.
All Other intersegment amounts primarily consist of transactions with the Pictures segment, the Music segment and the Game segment.
Corporate and elimination includes certain brand and patent royalty income.

	(Millions of yen, millions of U.S. dollars)
	Three months ended March 31
Operating income (loss)	2013	2014	Change		2014

Mobile Products & Communications	¥(24,601)	¥(67,469)	－	%	$(655)
Game	(1,592)	(10,505)	－		(102)
Imaging Products & Solutions	(10,473)	7,467	－		72
Home Entertainment & Sound	(50,545)	(23,180)	－		(225)
Devices	(11,504)	(11,996)	－		(116)
Pictures	19,482	41,375	+112.4		402
Music	5,697	8,024	+40.8		78
Financial Services	51,009	40,442	-20.7		393
All Other	107,906	(49,303)	－		(479)
Total	85,379	(65,145)	－		(632)

Corporate and elimination	59,999	(46,656)	－		(453)
Consolidated total	¥145,378	¥(111,801)	－	%	$(1,085)

Operating income (loss) is sales and operating revenue less costs and expenses, and includes equity in net income (loss) of affiliated companies.
Corporate and elimination includes headquarters restructuring costs, restructuring costs related to the reduction in scale of sales companies following the decision to exit from the PC business, and certain other corporate expenses, including the amortization of certain intellectual property assets such as the cross-licensing of intangible assets acquired from Ericsson at the time of the Sony Mobile Communications acquisition, which are not allocated to segments.

Within the HE&S segment, the operating loss of Televisions, which primarily consists of LCD televisions, for the three months ended March 31, 2013 and 2014 was 38,062 million yen and 16,659 million yen, respectively. The operating loss of Televisions excludes restructuring charges which are included in the overall segment results and are not allocated to product categories.

Due to certain changes in the organizational structure, sales and operating revenue of the IP&S segment and All Other and operating income (loss) of the IP&S segment, All Other and Corporate and elimination for the comparable period have been reclassified to conform to the current presentation.

Sales to Customers by Product Category
	(Millions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
Sales and operating revenue (to external customers)	2013	2014	Change	2014

Mobile Products & Communications
Mobile Communications	¥733,622	¥1,191,787	+62.5%	$11,571
Personal and Mobile Products	480,132	431,378	-10.2	4,188
Other	6,259	6,360	+1.6	62
Total	1,220,013	1,629,525	+33.6	15,821

Game	527,110	750,448	+42.4	7,286

Imaging Products & Solutions
Digital Imaging Products	449,724	413,255	-8.1	4,012
Professional Solutions	285,698	306,885	+7.4	2,980
Other	17,181	17,334	+0.9	168
Total	752,603	737,474	-2.0	7,160

Home Entertainment & Sound
Televisions	581,475	754,308	+29.7	7,323
Audio and Video	405,024	400,828	-1.0	3,891
Other	7,323	10,871	+48.5	106
Total	993,822	1,166,007	+17.3	11,320

Devices
Semiconductors	301,915	336,845	+11.6	3,270
Components	271,654	249,856	-8.0	2,426
Other	10,399	2,493	-76.0	24
Total	583,968	589,194	+0.9	5,720

Pictures
Motion Pictures	446,254	422,255	-5.4	4,100
Television Productions	159,794	247,568	+54.9	2,403
Media Networks	126,079	158,845	+26.0	1,542
Total	732,127	828,668	+13.2	8,045

Music
Recorded Music	307,788	347,684	+13.0	3,376
Music Publishing	52,764	66,869	+26.7	649
Visual Media and Platform	71,167	77,505	+8.9	752
Total	431,719	492,058	+14.0	4,777

Financial Services	999,276	988,944	-1.0	9,601
All Other	506,729	532,936	+5.2	5,174
Corporate	48,137	52,012	+8.0	506
Consolidated total	¥6,795,504	¥7,767,266	+14.3%	$75,410

The above table includes a breakdown of sales and operating revenue to external customers for certain segments shown in the Business Segment Information on page F-6. Sony management views each segment as a single operating segment. However, Sony believes that the breakdown of sales and operating revenue to external customers for the segments in this table is useful to investors in understanding sales by product category.

In the Mobile Products & Communications (“MP&C”) segment, Mobile Communications includes mobile phones; Personal and Mobile Products includes personal computers. In the IP&S segment, Digital Imaging Products includes compact digital cameras, video cameras and interchangeable single lens cameras; Professional Solutions includes broadcast- and professional-use products. In the HE&S segment, Televisions includes LCD televisions; Audio and Video includes home audio, Blu-ray disc players and recorders, and memory-based portable audio devices. In the Devices segment, Semiconductors includes image sensors; Components includes batteries, recording media and data recording systems. In the Pictures segment, Motion Pictures includes the production, acquisition and distribution of motion pictures; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television and digital networks. In the Music segment, Recorded Music includes the distribution of physical and digital recorded music and revenue derived from artists’ live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes various service offerings for music and visual products and the production and disribution of animation titles.

Due to certain changes in the organizational structure, sales and operating revenue to external customers of the IP&S segment and All Other for the comparable period have been reclassified to conform to the current presentation.

Sales to Customers by Product Category
	(Millions of yen, millions of U.S. dollars)
	Three months ended March 31
Sales and operating revenue (to external customers)	2013	2014	Change	2014

Mobile Products & Communications
Mobile Communications	¥218,925	¥268,517	+22.7%	$2,607
Personal and Mobile Products	116,402	90,270	-22.4	876
Other	2,265	2,166	-4.4	21
Total	337,592	360,953	+6.9	3,504

Game	118,782	200,102	+68.5	1,943

Imaging Products & Solutions
Digital Imaging Products	89,103	88,790	-0.4	862
Professional Solutions	86,106	91,735	+6.5	891
Other	4,924	5,304	+7.7	51
Total	180,133	185,829	+3.2	1,804

Home Entertainment & Sound
Televisions	95,102	139,723	+46.9	1,357
Audio and Video	84,488	82,015	-2.9	796
Other	2,938	3,031	+3.2	29
Total	182,528	224,769	+23.1	2,182

Devices
Semiconductors	66,698	73,374	+10.0	712
Components	58,601	62,906	+7.3	611
Other	2,304	458	-80.1	5
Total	127,603	136,738	+7.2	1,328

Pictures
Motion Pictures	118,382	133,519	+12.8	1,296
Television Productions	53,735	97,987	+82.4	952
Media Networks	35,072	37,190	+6.0	361
Total	207,189	268,696	+29.7	2,609

Music
Recorded Music	81,017	81,574	+0.7	792
Music Publishing	16,472	21,760	+32.1	211
Visual Media and Platform	17,318	24,917	+43.9	242
Total	114,807	128,251	+11.7	1,245

Financial Services	312,111	215,446	-31.0	2,092
All Other	137,321	139,266	+1.4	1,352
Corporate	12,391	10,873	-12.3	105
Consolidated total	¥1,730,457	¥1,870,923	+8.1%	$18,164

The above table includes a breakdown of sales and operating revenue to external customers for certain segments shown in the Business Segment Information on page F-7.  Sony management views each segment as a single operating segment.  However, Sony believes that the breakdown of sales and operating revenue to external customers for the segments in this table is useful to investors in understanding sales by product category.

In the MP&C segment, Mobile Communications includes mobile phones; Personal and Mobile Products includes personal computers.  In the IP&S segment, Digital Imaging Products includes compact digital cameras, video cameras and interchangeable single lens cameras; Professional Solutions includes broadcast- and professional-use products.  In the HE&S segment, Televisions includes LCD televisions; Audio and Video includes home audio, Blu-ray disc players and recorders, and memory-based portable audio devices.  In the Devices segment, Semiconductors includes image sensors; Components includes batteries, recording media and data recording systems.  In the Pictures segment, Motion Pictures includes the production, acquisition and distribution of motion pictures; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television and digital networks.  In the Music segment, Recorded Music includes the distribution of physical and digital recorded music and revenue derived from artists’ live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes various service offerings for music and visual products and the production and disribution of animation titles.

Due to certain changes in the organizational structure, sales and operating revenue to external customers of the IP&S segment and All Other for the comparable period have been reclassified to conform to the current presentation.

Other Items
	(Millions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
Depreciation and amortization	2013	2014	Change	2014

Mobile Products & Communications	¥25,777	¥31,365	+21.7%	$304
Game	11,870	15,346	+29.3	149
Imaging Products & Solutions	39,605	38,080	-3.9	370
Home Entertainment & Sound	26,968	25,806	-4.3	250
Devices	112,486	106,472	-5.3	1,034
Pictures	15,428	18,078	+17.2	175
Music	13,209	14,414	+9.1	140
Financial Services, including deferred insurance acquisition costs	62,633	54,348	-13.2	528
All Other	24,190	21,716	-10.2	211
Total	332,166	325,625	-2.0	3,161

Corporate	44,569	51,070	+14.6	496
Consolidated total	¥376,735	¥376,695	-0.0%	$3,657

	(Millions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
Restructuring charges and associated depreciation	2013	2014	Change	2014

Mobile Products & Communications	¥5,885	¥32,485	+452.0%	$315
Game	250	371	+48.4	4
Imaging Products & Solutions	11,240	3,422	-69.6	33
Home Entertainment & Sound	11,815	1,537	-87.0	15
Devices	19,096	5,464	-71.4	53
Pictures	1,081	6,722	+521.8	65
Music	2,305	576	-75.0	6
Financial Services	－	－	－	－
All Other and Corporate	22,714	24,993	+10.0	243
Total net restructuring charges	74,386	75,570	+1.6	734

Depreciation associated with restructured assets	3,121	5,019	+60.8	48
Total	¥77,507	¥80,589	+4.0%	$782

Depreciation associated with restructured assets as used in the context of the disclosures regarding restructuring activities refers to the increase in depreciation expense caused by revising the useful life and the salvage value of depreciable fixed assets to coincide with the earlier end of production under an approved restructuring plan. Any impairment of the assets is recognized immediately in the period it is identified.

Geographic Information
	(Millions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
Sales and operating revenue (to external customers)	2013	2014	Change	2014

Japan	¥2,197,881	¥2,199,099	+0.1%	$21,350
United States	1,064,765	1,302,052	+22.3	12,641
Europe	1,362,488	1,753,526	+28.7	17,025
China	464,784	520,539	+12.0	5,054
Asia-Pacific	806,205	1,013,635	+25.7	9,841
Other Areas	899,381	978,415	+8.8	9,499
Total	¥6,795,504	¥7,767,266	+14.3%	$75,410

Geographic Information shows sales and operating revenue recognized by location of customers.
Major areas in each geographic segment excluding Japan, United States and China are as follows:
    (1)  Europe:           United Kingdom, France, Germany, Russia, Spain and Sweden
    (2) Asia-Pacific:    India, South Korea and Oceania
    (3) Other Areas:   The Middle East/Africa, Brazil, Mexico and Canada

Other Items
	(Millions of yen, millions of U.S. dollars)
	Three months ended March 31
Depreciation and amortization	2013	2014	Change	2014

Mobile Products & Communications	¥5,589	¥7,910	+41.5%	$77
Game	3,408	3,921	+15.1	38
Imaging Products & Solutions	11,098	9,538	-14.1	93
Home Entertainment & Sound	7,260	6,525	-10.1	63
Devices	30,182	29,036	-3.8	282
Pictures	4,520	4,672	+3.4	46
Music	3,871	3,612	-6.7	35
Financial Services, including deferred insurance acquisition costs	15,741	13,734	-12.8	133
All Other	9,462	6,179	-34.7	60
Total	91,131	85,127	-6.6	827

Corporate	10,661	13,816	+29.6	134
Consolidated total	¥101,792	¥98,943	-2.8%	$961

	(Millions of yen, millions of U.S. dollars)
	Three months ended March 31
Restructuring charges and associated depreciation	2013	2014	Change	2014

Mobile Products & Communications	¥2,942	¥20,178	+585.9%	$196
Game	36	(21)	－	(0)
Imaging Products & Solutions	7,155	750	-89.5	7
Home Entertainment & Sound	3,150	598	-81.0	6
Devices	7,431	1,933	-74.0	19
Pictures	907	5,573	+514.4	54
Music	1,732	428	-75.3	4
Financial Services	－	－	－	－
All Other and Corporate	13,465	20,485	+52.1	199
Total net restructuring charges	36,818	49,924	+35.6	485

Depreciation associated with restructured assets	1,247	4,542	+264.3	44
Total	¥38,065	¥54,466	+43.1%	$529

Depreciation associated with restructured assets as used in the context of the disclosures regarding restructuring activities refers to the increase in depreciation expense caused by revising the useful life and the salvage value of depreciable fixed assets to coincide with the earlier end of production under an approved restructuring plan. Any impairment of the assets is recognized immediately in the period it is identified.

Geographic Information
	(Millions of yen, millions of U.S. dollars)
	Three months ended March 31
Sales and operating revenue (to external customers)	2013	2014	Change	2014

Japan	¥604,656	¥527,653	-12.7%	$5,123
United States	254,718	359,005	+40.9	3,485
Europe	349,230	426,389	+22.1	4,140
China	103,158	119,277	+15.6	1,158
Asia-Pacific	202,543	222,707	+10.0	2,162
Other Areas	216,152	215,892	-0.1	2,096
Total	¥1,730,457	¥1,870,923	+8.1%	$18,164

Geographic Information shows sales and operating revenue recognized by location of customers.
Major areas in each geographic segment excluding Japan, United States and China are as follows:
    (1) Europe:             United Kingdom, France, Germany, Russia, Spain and Sweden
    (2) Asia-Pacific:    India, South Korea and Oceania
    (3) Other Areas:   The Middle East/Africa, Brazil, Mexico and Canada

Condensed Financial Services Financial Statements

The results of the Financial Services segment are included in Sony’s consolidated financial statements.  The following schedules show unaudited condensed financial statements for the Financial Services segment and all other segments excluding Financial Services.  These presentations are not in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), which is used by Sony to prepare its consolidated financial statements.  However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s consolidated financial statements.  Transactions between the Financial Services segment and Sony without the Financial Services segment, including noncontrolling interests, are included in those respective presentations, then eliminated in the consolidated figures shown below.

Condensed Balance Sheets
	(Millions of yen, millions of U.S. dollars)
Financial Services	March 31	March 31
	2013	2014	2014
ASSETS
Current assets:
Cash and cash equivalents	¥201,550	¥240,332	$2,333
Marketable securities	694,130	828,944	8,048
Other	156,310	147,241	1,430
	1,051,990	1,216,517	11,811

Investments and advances	6,985,918	7,567,242	73,468
Property, plant and equipment	14,886	17,057	166
Other assets:
Deferred insurance acquisition costs	465,499	497,772	4,833
Other	51,788	49,328	478
	517,287	547,100	5,311
Total assets	¥8,570,081	¥9,347,916	$90,756

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥10,322	¥6,148	$60
Deposits from customers in the banking business	1,857,448	1,890,023	18,350
Other	172,979	175,499	1,703
	2,040,749	2,071,670	20,113

Long-term debt	27,008	44,678	434
Future insurance policy benefits and other	3,535,532	3,824,572	37,132
Policyholders’ account in the life insurance business	1,715,610	2,023,472	19,645
Other	278,402	302,521	2,937
Total liabilities	7,597,301	8,266,913	80,261

Equity:
Stockholders’ equity of Financial Services	970,877	1,079,740	10,483
Noncontrolling interests	1,903	1,263	12
Total equity	972,780	1,081,003	10,495
Total liabilities and equity	¥8,570,081	¥9,347,916	$90,756

	(Millions of yen, millions of U.S. dollars)
Sony without Financial Services	March 31	March 31
	2013	2014	2014
ASSETS
Current assets:
Cash and cash equivalents	¥624,811	¥806,134	$7,827
Marketable securities	3,467	3,622	35
Notes and accounts receivable, trade	773,784	864,178	8,390
Other	1,197,108	1,316,653	12,783
	2,599,170	2,990,587	29,035

Film costs	270,089	275,799	2,678
Investments and advances	362,188	381,076	3,700
Investments in Financial Services, at cost	111,476	111,476	1,082
Property, plant and equipment	846,664	732,953	7,116
Other assets	1,602,061	1,640,385	15,926
Total assets	¥5,791,648	¥6,132,276	$59,537

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥233,859	¥371,606	$3,608
Notes and accounts payable, trade	572,102	712,829	6,921
Other	1,473,007	1,629,728	15,822
	2,278,968	2,714,163	26,351

Long-term debt	915,032	875,440	8,499
Accrued pension and severance costs	290,274	262,558	2,549
Other	493,677	462,386	4,490
Total liabilities	3,977,951	4,314,547	41,889

Redeemable noncontrolling interest	2,997	4,115	40

Equity:
Stockholders’ equity of Sony without Financial Services	1,722,296	1,722,743	16,726
Noncontrolling interests	88,404	90,871	882
Total equity	1,810,700	1,813,614	17,608

Total liabilities and equity	¥5,791,648	¥6,132,276	$59,537

	(Millions of yen, millions of U.S. dollars)
Consolidated	March 31	March 31
	2013	2014	2014
ASSETS
Current assets:
Cash and cash equivalents	¥826,361	¥1,046,466	$10,160
Marketable securities	697,597	832,566	8,083
Notes and accounts receivable, trade	776,492	871,040	8,457
Other	1,346,083	1,454,814	14,124
	3,646,533	4,204,886	40,824

Film costs	270,089	275,799	2,678
Investments and advances	7,317,125	7,919,011	76,884
Property, plant and equipment	861,550	750,010	7,282
Other assets:
Deferred insurance acquisition costs	465,499	497,772	4,833
Other	1,650,237	1,686,242	16,370
	2,115,736	2,184,014	21,203

Total assets	¥14,211,033	¥15,333,720	$148,871

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥244,182	¥377,754	$3,668
Notes and accounts payable, trade	572,102	712,829	6,921
Deposits from customers in the banking business	1,857,448	1,890,023	18,350
Other	1,641,357	1,803,008	17,504
	4,315,089	4,783,614	46,443

Long-term debt	938,428	916,648	8,899
Accrued pension and severance costs	311,469	284,963	2,767
Future insurance policy benefits and other	3,535,532	3,824,572	37,132
Policyholders’ account in the life insurance business	1,715,610	2,023,472	19,645
Other	719,904	713,195	6,924
Total liabilities	11,536,032	12,546,464	121,810

Redeemable noncontrolling interest	2,997	4,115	40

Equity:
Sony Corporation’s stockholders’ equity	2,192,262	2,258,137	21,924
Noncontrolling interests	479,742	525,004	5,097
Total equity	2,672,004	2,783,141	27,021

Total liabilities and equity	¥14,211,033	¥15,333,720	$148,871

Condensed Statements of Income
	(Millions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
Financial Services	2013	2014	Change	2014

Financial services revenue	¥1,002,389	¥993,846	-0.9%	$9,649
Financial services expenses	857,877	821,218	-4.3	7,973
Equity in net loss of affiliated companies	(2,303)	(2,336)	－	(23)
Operating income	142,209	170,292	+19.7	1,653
Other income (expenses), net	100	2	-98.0	0
Income before income taxes	142,309	170,294	+19.7	1,653
Income taxes and other	43,328	54,161	+25.0	525
Net income of Financial Services	¥98,981	¥116,133	+17.3%	$1,128

	(Millions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
Sony without Financial Services	2013	2014	Change	2014

Net sales and operating revenue	¥5,799,582	¥6,780,504	+16.9%	$65,830
Costs and expenses	5,713,090	6,921,294	+21.1	67,197
Equity in net loss of affiliated companies	(4,645)	(5,038)	－	(49)
Operating income (loss)	81,847	(145,828)	－	(1,416)
Other income (expenses), net	23,147	7,800	-66.3	76
Income (loss) before income taxes	104,994	(138,028)	－	(1,340)
Income taxes and other	117,013	53,290	-54.5	517
Net loss of Sony without Financial Services	¥(12,019)	¥(191,318)	－ %	$(1,857)

	(Millions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
Consolidated	2013	2014	Change	2014

Financial services revenue	¥999,276	¥988,944	-1.0%	$9,601
Net sales and operating revenue	5,796,228	6,778,322	+16.9	65,809
	6,795,504	7,767,266	+14.3	75,410
Costs and expenses	6,562,053	7,733,397	+17.9	75,081
Equity in net loss of affiliated companies	(6,948)	(7,374)	－	(72)
Operating income	226,503	26,495	-88.3	257
Other income (expenses), net	15,581	(754)	－	(7)
Income before income taxes	242,084	25,741	-89.4	250
Income taxes and other	200,544	154,110	-23.2	1,496
Net income (loss) attributable to Sony Corporation’s stockholders	¥41,540	¥(128,369)	－ %	$(1,246)

Condensed Statements of Income
	(Millions of yen, millions of U.S. dollars)
	Three months ended March 31
Financial Services	2013	2014	Change	2014

Financial services revenue	¥312,893	¥216,677	-30.8%	$2,104
Financial services expenses	261,087	175,823	-32.7	1,707
Equity in net loss of affiliated companies	(797)	(412)	－	(4)
Operating income	51,009	40,442	-20.7	393
Other income (expenses), net	13	(176)	－	(2)
Income before income taxes	51,022	40,266	-21.1	391
Income taxes and other	15,482	11,745	-24.1	114
Net income of Financial Services	¥35,540	¥28,521	-19.7%	$277

	(Millions of yen, millions of U.S. dollars)
	Three months ended March 31
Sony without Financial Services	2013	2014	Change	2014

Net sales and operating revenue	¥1,419,215	¥1,655,583	+16.7%	$16,074
Costs and expenses	1,323,078	1,802,161	+36.2	17,497
Equity in net loss of affiliated companies	(2,386)	(6,181)	－	(60)
Operating income (loss)	93,751	(152,759)	－	(1,483)
Other income (expenses), net	40,647	(595)	－	(6)
Income (loss) before income taxes	134,398	(153,354)	－	(1,489)
Income taxes and other	61,950	2,008	-96.8	19
Net income (loss) of Sony without Financial Services	¥72,448	¥(155,362)	－ %	$(1,508)

	(Millions of yen, millions of U.S. dollars)
	Three months ended March 31
Consolidated	2013	2014	Change	2014

Financial services revenue	¥312,111	¥215,446	-31.0%	$2,092
Net sales and operating revenue	1,418,346	1,655,477	+16.7	16,072
	1,730,457	1,870,923	+8.1	18,164
Costs and expenses	1,581,896	1,976,131	+24.9	19,185
Equity in net loss of affiliated companies	(3,183)	(6,593)	－	(64)
Operating income (loss)	145,378	(111,801)	－	(1,085)
Other income (expenses), net	40,043	(1,287)	－	(13)
Income (loss) before income taxes	185,421	(113,088)	－	(1,098)
Income taxes and other	92,259	25,159	-72.7	244
Net income (loss) attributable to Sony Corporation’s stockholders	¥93,162	¥(138,247)	－ %	$(1,342)

Condensed Statements of Cash Flows
	(Millions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
Financial Services	2013	2014	2014

Net cash provided by operating activities	¥443,284	¥413,555	$4,015
Net cash used in investing activities	(655,859)	(616,223)	(5,983)
Net cash provided by financing activities	238,974	241,450	2,344
Net increase in cash and cash equivalents	26,399	38,782	376
Cash and cash equivalents at beginning of the fiscal year	175,151	201,550	1,957
Cash and cash equivalents at end of the period	¥201,550	¥240,332	$2,333

	(Millions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
Sony without Financial Services	2013	2014	2014

Net cash provided by operating activities	¥38,478	¥257,224	$2,498
Net cash used in investing activities	(49,801)	(94,279)	(915)
Net cash used in financing activities	(155,663)	(40,236)	(391)
Effect of exchange rate changes on cash and cash equivalents	72,372	58,614	569
Net increase (decrease) in cash and cash equivalents	(94,614)	181,323	1,761
Cash and cash equivalents at beginning of the fiscal year	719,425	624,811	6,066
Cash and cash equivalents at end of the period	¥624,811	¥806,134	$7,827

	(Millions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
Consolidated	2013	2014	2014

Net cash provided by operating activities	¥476,165	¥664,116	$6,448
Net cash used in investing activities	(705,280)	(710,502)	(6,898)
Net cash provided by financing activities	88,528	207,877	2,018
Effect of exchange rate changes on cash and cash equivalents	72,372	58,614	569
Net increase (decrease) in cash and cash equivalents	(68,215)	220,105	2,137
Cash and cash equivalents at beginning of the fiscal year	894,576	826,361	8,023
Cash and cash equivalents at end of the period	¥826,361	¥1,046,466	$10,160

(Notes)
1.	U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥103 = U.S. $1, the approximate Tokyo foreign exchange market rate as of March 31, 2014.

2.	As of March 31, 2014, Sony had 1,317 consolidated subsidiaries (including variable interest entities) and 107 affiliated companies accounted for under the equity method.

3.	The weighted-average number of outstanding shares used for the computation of earnings per share of common stock are as follows:

Weighted-average number of outstanding shares	(Thousands of shares)
	Fiscal year ended March 31
Net income (loss) attributable to Sony Corporation’s stockholders	2013	2014
— Basic	1,005,416	1,027,024
— Diluted	1,070,792	1,027,024

Weighted-average number of outstanding shares	(Thousands of shares)
	Three months ended March 31
Net income (loss) attributable to Sony Corporation’s stockholders	2013	2014
— Basic	1,010,906	1,039,666
— Diluted	1,167,914	1,039,666

The dilutive effect in the weighted-average number of outstanding shares for the fiscal year and three months ended March 31, 2013, primarily resulted from convertible bonds which were issued in November 2012.　Potential shares were excluded as anti-dilutive for the fiscal year and three months ended March 31, 2014 due to Sony incurring a net loss attributable to Sony Corporation’s stockholders for those periods.

4.	Recently adopted accounting pronouncements:
Disclosure about balance sheet offsetting -
In December 2011, the Financial Accounting Standards Board (“FASB”) issued new accounting guidance for disclosure about balance sheet offsetting.  The guidance requires entities to disclose information about offsetting and related arrangements to enable financial statement users to understand the effect of such arrangements on their financial position as well as to improve comparability of balance sheets prepared under U.S. GAAP and International Financial Reporting Standards.  Subsequently, in January 2013, the FASB issued updated accounting guidance clarifying the scope of disclosures about offsetting assets and liabilities.  This guidance is required to be applied retrospectively and was effective for Sony as of April 1, 2013.  Since this guidance impacts disclosures only, its adoption did not have an impact on Sony’s results of operations and financial position.

Testing indefinite lived intangible assets for impairment -
In July 2012, the FASB issued new accounting guidance to simplify how entities test indefinite lived intangible assets for impairment.  The new guidance allows entities an option to first assess qualitative factors to determine whether it is more likely than not that indefinite lived intangible assets are impaired as a basis for determining if it is necessary to perform the quantitative impairment test.  Under the new guidance, entities are no longer required to calculate the fair value of the assets unless the entities determine, based on the qualitative assessment, that it is more likely than not that indefinite lived intangible assets are impaired.  This guidance was effective for Sony as of April 1, 2013.  The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

Presentation of amounts reclassified out of accumulated other comprehensive income -
In February 2013, the FASB issued new accounting guidance for reporting of amounts reclassified out of accumulated other comprehensive income.  The guidance requires entities to report the significant reclassifications out of accumulated other comprehensive income if the amount is required to be reclassified in its entirety to net income.  For other amounts that are not required to be reclassified in their entirety to net income in the same reporting period, entities are required to cross-reference other disclosures required that provide additional detail about those amounts.  This guidance was effective for Sony as of April 1, 2013.  Sony applied this guidance prospectively from the date of adoption.  Since this guidance impacts disclosures only, its adoption did not have an impact on Sony’s results of operations and financial position.

5.
During the fourth quarter of the fiscal year ended March 31, 2014, Sony revised its financial statements as summarized below.  Sony had previously recognized substantially all of the revenue from universal life insurance contracts over the period of the contract as fees were earned for services.  However, Sony had recognized a small portion of the overall contract revenue, representing the residual amount of revenue after taking into account the future insurance liabilities and future services to be provided to the policyholder, as fees were received.  Under the revision, Sony will also recognize this small portion of revenue over the contract period.  The application of the prior revenue recognition accounting, which occurred over a number of years, was immaterial to previously issued financial statements, but its cumulative impact would have been material to the consolidated financial statements had it been adjusted in the fiscal year ended March 31, 2014.  Accordingly, Sony revised its financial statements for the prior period as indicated below.  The modified application does not affect the presentation of the Japanese statutory financial statements of Sony’s Financial Services segment subsidiaries under generally accepted accounting principles and practices in Japan.

Consolidated Balance Sheets
	(Millions of yen)
	March 31, 2013
	As previously reported	As adjusted
Deferred insurance acquisition costs	¥460,758	¥465,499
Deferred income taxes (Long-term liabilities)	373,999	369,919
Future insurance policy benefits and other	3,540,031	3,535,532
Policyholders’ account in the life insurance business	1,693,116	1,715,610
Retained earnings	1,102,297	1,094,775
Accumulated other comprehensive income	(641,513)	(639,495)
Noncontrolling interests	483,412	479,742

Consolidated Statements of Income
	(Millions of yen, except per share amounts)
	Fiscal year ended March 31, 2013
	As previously reported	As adjusted
Financial services revenue	¥1,004,623	¥999,276
Financial services expenses	855,971	854,221
Operating income	230,100	226,503
Income before income taxes	245,681	242,084
Income taxes	141,505	140,398
Net income	104,176	101,686
Less - Net income attributable to noncontrolling interests	61,142	60,146
Net income attributable to Sony Corporation’s stockholders	43,034	41,540

Per share data:
Basic EPS	¥42.80	¥41.32
Diluted EPS	40.19	38.79

Consolidated Statements of Comprehensive Income
	(Millions of yen)
	Fiscal year ended March 31, 2013
	As previously reported	As adjusted
Net income	¥104,176	¥101,686
Unrealized gains on securities	66,844	68,609
Less - Comprehensive income attributable to noncontrolling interests	82,909	82,619
Comprehensive income attributable to Sony Corporation’s stockholders	243,614	243,179

Consolidated Statements of Cash Flows
	(Millions of yen)
	Fiscal year ended March 31, 2013
	As previously reported	As adjusted
Net income	¥104,176	¥101,686
Depreciation and amortization, including amortization of deferred insurance acquisition costs*	330,554	376,735
Increase in future insurance policy benefits and other	438,371	434,786
Other (Cash flows from operating activities)*	7,224	(38,229)
Increase in deposits from customers in the financing services business, net	232,561	237,908

* Including reclassification of amortization of internal-use software.  For further details, see Note 6 below.

6.
Certain reclassifications of the financial statements and accompanying footnotes for the fiscal years ended March 31, 2013 have been made to conform to the presentation for the fiscal year ended March 31, 2014.  Reclassifications include changes in the presentation and disclosure related to internal-use software, effective on March 31, 2014.  Due to the changes, capitalized internal-use software was reclassified from other noncurrent assets to intangibles, net in the consolidated balance sheets.  In addition, the amortization of internal-use software was reclassified from other to depreciation and amortization, including amortization of deferred insurance acquisition costs in the cash flows from operating activities section of the consolidated statements of cash flows.  Depreciation and amortization in the business segment information were also reclassified, accordingly.

Other Consolidated Financial Data

	(Millions of yen, millions of U.S. dollars)
	Fiscal year ended March 31
	2013	2014	2014
Capital expenditures (additions to property, plant and equipment)	¥188,627	¥164,589	$1,598
Depreciation and amortization expenses*	376,735	376,695	3,657
(Depreciation expenses for property, plant and equipment)	(199,248)	(195,795)	(1,901)
Research and development expenses	473,610	466,030	4,525

	(Millions of yen, millions of U.S. dollars)
	Three months ended March 31
	2013	2014	2014
Capital expenditures (additions to property, plant and equipment)	¥55,523	¥40,446	$393
Depreciation and amortization expenses*	101,792	98,943	961
(Depreciation expenses for property, plant and equipment)	(53,096)	(52,381)	(509)
Research and development expenses	124,023	121,448	1,179

* Including amortization expenses for intangible assets and for deferred insurance acquisition costs.

(Subsequent events)
(1) Sale of Buildings and Premises at the Gotenyama Technology Center
On April 30, 2014, Sony sold buildings and premises at the Gotenyama Technology Center with a total sales price of 23,163 million yen.  Sony expects to recognize a gain on sale totaling 14,776 million yen in other operating (income) expense, net in the consolidated statements of income and will include proceeds from the sales of fixed assets within investing activities of the consolidated statements of cash flows for the first quarter of the fiscal year ending March 31, 2015.

(2) Sale of PC business
On May 2, 2014, Sony entered into agreements to sell its PC business and certain related assets to VAIO Corporation, to be established by Japan Industrial Partners, Inc., with a targeted closing date of July 1, 2014.  No further significant gain or loss is expected to be recorded as a result of the sale.